March 21, 2013

Via EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, NE

Washington, DC 20549-7010

Attn:	Karl Hiller and Jenifer Gallagher
Re:	American Eagle Energy Corporation SEC Comment Letter Response

Ladies and Gentlemen:

American Eagle Energy Corporation, a Nevada corporation (“American Eagle” or the “Company”), is pleased to respond to Staff’s comments in its January 11, 2013 comment letter. The comments have been transcribed, with American Eagle’s responses immediately below. In respect of those responses that confirm the Company’s initial disclosure, references are made to the relevant page in the original 10-Q filing. For those responses that expand the Company’s initial disclosure, references are made to the attached page numbers that contain the expanded disclosure.

January 11, 2013 Comments:

Form 10-K for the Fiscal Year ended December 31, 2011

General

1.	Please file an amendment to your Form 10-K reflecting all of the revisions that you agreed to make during the course of this review, also reflecting any additional revisions necessary to address the concerns identified in the other comments in this letter.

If your annual financial statements include activity related to the Carry Agreement mentioned in comment 3, revisions comparable to those required in your subsequent interim reports should also be made.

Response

As requested, American Eagle filed its amended Annual Report on Form 10-K/A on February 21, 2013. The amended report included all revisions that were submitted to the SEC in response to its comment letters dated May 29, 2012, July 10, 2012 and September 21, 2012.

Cincinnati      Cleveland      Columbus       Costa Mesa      Denver       Houston       Los Angeles      New York      Orlando      Washington, DC

Karl Hiller & Jenifer Gallagher

United States Securities and Exchange Commission

Division of Corporate Finance

March 21, 2013

Note 15 – Supplemental Oil and Gas Information (Unaudited), page F-34

1.	We note that the proposed disclosures submitted in response to prior comment 8 include information about your results of operations for oil and gas producing activities that is not presented in the level of detail prescribed by FASB ASC 932-235-50-23.

For example, in addition to presenting revenues and production costs, you must also present depreciation, depletion and amortization, and income tax expenses to derive your results of operations for oil and gas producing activities.

Please further revise your presentation to comply with this guidance.

Response

American Eagle expanded its disclosure in Note 15 to its financial statements as of and for the years ended December 31, 2011 and 2010, included in its amended Annual Report on Form 10-K/A that was filed on February 21, 2013, to include tabular presentations of all items required by FASB ASC 932-235-50-23, including depletion expense, income tax expense and net operating results from oil and gas activities.

Form 10-Q for the Fiscal Quarter ended September 30, 2012

Financial Statements, page 3

Note 10 – Carry Agreement, page 21

2.	We note you have entered in a Carry Agreement under which the partner will fund 100% of your share of drilling and completion costs of certain wells and in return you will convey 50%-100% of your working interest in the revenues from each carried well to the partner for a limited period of time. Please explain why you have not adhered to the guidance in FASB ASC 932-360-55-5 in accounting for this arrangement. Specifically, tell us why receipts and expenditures associated with funding that is the responsibility of the partner is impacting operations in your Statements of Cash Flows. We would ordinarily expect activity associated with your custodial responsibilities under this arrangement to be reported fully within the investing section.

Please also explain why you have reclassified drilling costs incurred prior to entering into the arrangement to accounts receivable; it should be clear why you believe the amount meets the definition of an asset and how the account description is representationally faithful. Finally, please clarify the extent to which you have adjusted the oil and gas properties account for amounts received from the partner and for costs incurred that are the responsibility of the partner under this arrangement and explain your rationale.

Response

American Eagle entered into a Carry Agreement with its working interest partner on April 16, 2012. Pursuant to the terms of the Carry Agreement, the working interest partner agreed to fund 100% of the Company’s portion of the drilling and completion costs of six wells, with a maximum of 120% of the cost of the original AFE amount for each well. In the event that the drilling and completion cost of any individual well exceeds 120% of the original AFE amount for that well, the Company and the working interest partner have agreed to share in the excess costs at rates such that the working interest partner will pay its original working interest portion of the excess costs plus half of the Company’s original working interest portion of such costs. The original Carry Agreement was amended on July 15, 2012 to include an additional four wells.

Karl Hiller & Jenifer Gallagher

United States Securities and Exchange Commission

Division of Corporate Finance

March 21, 2013

In exchange for funding all or a portion of the Company’s working interest portion of the drilling and completion costs of each well (depending on whether or not the total cost of the well exceeded 120% of the original AFE amount, related to each well), the Company agreed to convey a portion of its interest in the net revenues of each such well until the working interest partner had recouped all of the drilling and completion costs that it paid on the Company’s behalf for such well (the “carried costs”), plus an aggregate return to the working interest partner on its costs of 12%. Once the 112% payout has been achieved for such well, the net revenue interests of the Company and the working interest partner will revert to their original terms. Pursuant to the terms of the Carry Agreement, the portion of the Company’s net revenue interest in each well to be conveyed to the working interest partner follows a graduated scale, whereby 50% of the Company’s net revenue and working interests is assigned to the working interest partner during the first year of the well’s production or until the carried costs, plus the 12% return, have been achieved, whichever occurs first. In the event that the working interest partner has not recouped all of the carried costs plus the 12% return by the end of the first year of production, the assignment of the Company’s net revenue and working interests in the well will increase from 50% to 75% for the second year of production or until the carried costs, plus the 12% return, have been achieved, whichever occurs first. In the event that the working interest partner has not recouped all of the carried costs, plus the 12% return, by the end of the second year of production, the assignment of the Company’s net revenue and working interests in the well will increase to 100% until the carried costs, plus the 12% return, have been achieved. Once the working interest partner has received its carried costs, plus the 12% return, the net revenue and working interests will revert to their original terms.

Drilling of the first of the ten carried wells commended in January 2012, prior to the execution of the Carry Agreement. The working interest partner was aware that drilling of the carried wells had already commenced at the time that the Carry Agreement was executed, and agreed that the terms of the Carry Agreement covered all drilling costs incurred to date for the carried wells. As of the date that the Carry Agreement was executed, the Company had incurred $3,789,989 of drilling and completion costs associated with such wells. As these costs were covered under the terms of the Carry Agreement, it was necessary to remove them from the Company’s full-cost pool as of the date that the Carry Agreement was executed. A receivable from the working interest partner was established for those costs, which was subsequently collected in full by the Company. The reimbursement of these costs was presented as an investing activity on the Company’s statement of cash flows for the nine-month period ending September 30, 2012, and represents an offset to the additions to oil and gas properties, which are also included in investing activities.

Karl Hiller & Jenifer Gallagher

United States Securities and Exchange Commission

Division of Corporate Finance

March 21, 2013

As of September 30, 2012, the gross costs of three of the ten carried wells had exceeded the 120% AFE limit. Accordingly, American Eagle recorded its proportionate share of the excess drilling and completion costs for each of these two wells, at the working interest rates dictated by the Carry Agreement. These costs totaled $791,553 as of September 30, 2012. The gross drilling and completion costs of the remaining seven carried wells had not exceeded 120% of the original AFE amount as of September 30, 2012. Accordingly, the Company’s balance sheet as of September 30, 2012 did not include any drilling and completion costs relative to these seven wells.

With regard to the recognition of revenue and operating expenses, FASB ASC 932-360-55-5 states that “A part of an operating interest in an unproved property may be assigned to effect an arrangement called a ‘carried interest’ whereby the assignee (the carrying party) agrees to defray all costs of drilling, developing and operating the property and is entitled to all of the revenue from production from the property, excluding any third party interest, until all of the assignee’s costs have been recovered, after which the assignor will share in both costs and production. Such arrangement represents a pooling of assets in a joint undertaking by the assignor and assignee. The carried party shall make no accounting for any costs and revenues until after recoupment (payout) of the carried costs by the carrying party. Subsequent to payout, the carried party shall account for its share of revenue, operating expenses, and (if the agreement provides for subsequent sharing of costs rather than a carried interest) subsequent development costs.”

Certain words in the excerpt from FASB 932-360-55-5 presented above have been underlined as they bear significance on the underlying rationale for the accounting treatment that American Eagle adopted in accounting for the Carry Agreement.

As indicated above, several of the terms of the Carry Agreement differ from the example provided by FASB ASC 932-360-55-5. Specifically, the assignor (the Company) is not assigning 100% of its net revenue interest to the carrying party (the working interest partner) from the onset but, rather, is assigning only a portion of its revenues based on the graduated repayment scale set forth in the Carry Agreement. Furthermore, once a carried well has begun production, the terms of the Carry Agreement stipulate that the costs of operating the carried well will be shared by the Company and the working interest partner in a manner that is consistent with the sharing of revenues, rather than being borne entirely by the carrying party (the working interest partner). American Eagle’s proportionate share of the revenues and operating expenses related to the carried wells, as adjusted to reflect the terms of the Carry Agreement and the payout status of each carried well, is included in the calculation of the Company’s net income for the periods presented and, thus, is included in the net income figure presented in the operating activities portion of the Statements of Cash Flows.

Karl Hiller & Jenifer Gallagher

United States Securities and Exchange Commission

Division of Corporate Finance

March 21, 2013

American Eagle recognizes that the terms of the Carry Agreement differ from those of a typical, carried interest arrangement. Accordingly, the Company believes that the accounting treatment that is being applied to the transactions covered by the Carry Agreement is appropriate and accurately reflects both the intent and the terms of the agreement. The Company intends to expand its disclosures regarding the terms of the Carry Agreement and the accounting treatment afforded to transactions affected by the Carry Agreement in the footnotes to its financial statements beginning the with the period as of and for the year ended December 31, 2012. A copy of the proposed disclosure is attached as Exhibit A to this response. Similar disclosure will be included in all future financial statements until such a time when the terms of the amended Carry Agreement are no longer in effect.

The Company understands the SEC’s comment regarding the inclusion of receipts and expenditures associated with funding that is the responsibility of the Company’s working interest partner under the Carry Agreement in the investing activities section of the Company’s statement of cash flows. In order to quantify these amounts for the six-month and nine-month periods ended June 30, 2012 and September 30, 2012, respectively, for the purpose of presenting these amounts as investing activities in the statements of cash flows for such periods, it is necessary to obtain detailed accounts payable information on an individual well basis as of those dates. This information was not captured at the time the Company’s accounts payable module was closed for the respective quarters.

Due to the dynamic nature of the Company’s accounts payable module, system-generated accounts payable reports are not available for prior closed periods. In order to obtain the necessary accounts payable detail information, on an individual well basis, the Company would need to commit a significant number of hours and physical resources to manually recreate the data. It is not possible for the Company to recreate the data in time to amend its financial statements included in its Quarterly Report on Form 10-Q for the six-month and nine-month periods ended June 30, 2012 and September 30, 2012, respectively, prior to filing its audited financial statements on Form 10-K for the year ended December 31, 2012. Accordingly, the Company proposes updating its 2012 interim statements of cash flows concurrently with the presentation of its 2013 interim statements of cash flows, as included on Report 10-Q, beginning with the six-month period ended June 30, 2013. The six-month period ending June 30, 2012 represents the first interim period for which transactions were recorded under the terms of the Carry Agreement. The Company will also move the change in “drilling pre-payments collected” received from its Carry Agreement working interest partner from the operating activities section to the investing activities section of its statement of cash flows, beginning with the 2012 year-end statement. Future quarterly cash flow statements, including statements for the comparable interim periods in 2012, will also reflect this presentation.

American Eagle appreciates the Staff’s prompt review and consideration of its responses and hopes that information contained in this letter will satisfy all of the Staff’s remaining inquiries. It is our sincere desire that this matter can be completely and finally resolved prior the Company’s filing of its Annual Report on Form 10-K for the year ended December 31, 2012.

Karl Hiller & Jenifer Gallagher

United States Securities and Exchange Commission

Division of Corporate Finance

March 21, 2013

Very truly yours,

/s/ Randolf W. Katz

Randolf W. Katz

Baker & Hostetler LLP

RWK/dlp

Karl Hiller & Jenifer Gallagher

United States Securities and Exchange Commission

Division of Corporate Finance

March 21, 2013

Acknowledgements:

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its annual filing. The Company further acknowledges that changes to its disclosure in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the filing, and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

AMERICAN EAGLE ENERGY CORPORATION

By:	/s/ Brad Colby
Brad Colby, Chief Executive Officer

Karl Hiller & Jenifer Gallagher

United States Securities and Exchange Commission

Division of Corporate Finance

March 21, 2013

Exhibit A – Proposed Disclosure

Carry Agreement

On April 16, 2012, the Company entered into a Carry Agreement with a third-party working interest partner, pursuant to which (i) that partner agreed to fund 100% of the Company’s working interest share of the drilling and completion costs of up to six new oil and gas wells within our Spyglass Property, up to 120% of the original AFE amount, and (ii) the Company will convey, for a limited duration, a portion of its revenue interest in the pre-payout revenues of each carried well and a portion of its working interest in the pre-payout operating costs of each carried well, to that partner. In the event that the gross drilling and completion cost of a carried well exceeds 120% of the AFE amount, the Company and the working interest partner will share in the excess costs based on the working interests stipulated in the Carry Agreement.

Pursuant to the terms of the Carry Agreement, the portion of the Company’s net revenue interest in each well to be conveyed to the working interest partner follows a graduated scale, whereby 50% of the Company’s net revenue and working interests is assigned to the working interest partner during the first year of the well’s production or until the carried costs, plus the 12% return, have been achieved, whichever occurs first. In the event that the working interest partner has not recouped all of the carried costs plus the 12% return by the end of the first year of production, the assignment of the Company’s net revenue and working interests in the well will increase from 50% to 75% for the second year of production or until the carried costs, plus the 12% return, have been achieved, whichever occurs first. In the event that the working interest partner has not recouped all of the carried costs, plus the 12% return, by the end of the second year of production, the assignment of the Company’s net revenue and working interests in the well will increase to 100% until the carried costs, plus the 12% return, have been achieved. Once payout has occurred (112% of the costs on a well-by-well basis), the respective working interests in the revenues from each carried well will revert to the original working interests in each such well.

Drilling of the first two carried wells commenced prior to the final closing of the Carry Agreement. As of the date of closing, the Company had incurred drilling costs associated with the first two wells to be covered under the Carry Agreement totaling $3,789,989. Upon execution of the Carry Agreement, these costs were removed from the Company’s books and an offsetting receivable was created. The receivable has since been fully collected. Pursuant to accounting rules, the assignment of a portion of the Company’s working interests in certain existing and future wells under the Carry Agreement has been treated as a conveyance of the working interests. The Company’s share of the revenues and operating costs of the carried wells for the year ended December 31, 2012, as adjusted pursuant to the graduated conveyance schedule per the Carry Agreement, have been included in the Company’s results of operations for the period. In addition, the Company has disclosed the transfer of the drilling costs to the financing partner as a source of cash from investing activities on its consolidated statement of cash flows for the year ended December 31, 2012.

Effective July 15, 2012, the Company amended the Carry Agreement with the third-party to include an additional four oil and gas wells. The Amended Carry Agreement relieved the Company of approximately $___ million [amount to be determined] of actual and estimated future drilling costs associated with the ten carried wells. The Company expects that the Carry Agreement will significantly strengthen its working capital position and allow it to pursue its short-term drilling program vigorously.

Karl Hiller & Jenifer Gallagher

United States Securities and Exchange Commission

Division of Corporate Finance

March 21, 2013

As of December 31, 2012, the Company has received $____ [amount to be determined] of funding under the Carry Agreement, as amended. Proceeds received pursuant to the terms of the Carry Agreement, subsequent to the closing, are applied against the drilling and completion costs to which they relate. Additions to oil and gas properties that occurred subsequent to the closing of the Carry Agreement are presented net of proceeds received under the Carry Agreement in the investing activities section of the consolidated statement of cash flows. Funds received pursuant to the Carry Agreement, prior to the incurrence of related drilling costs, are presented as amounts due to working interest partners on the consolidated balance sheet.

As of December 31, 2012, the gross drilling and completion costs of three of the carried wells had exceeded the 120% of AFE limit. Accordingly, the Company has recorded its working interest share in the excess drilling and completion costs, which, as of December 31, 2012, totaled $____ [amount to be determined].

As of December 31, 2012, the Company has recorded liabilities payable to its Carry Agreement partner in the amount of $____ [amount to be determined] relating to monies advanced to the Company in connection with the drilling of four future wells, for which drilling has not yet commenced.